Exhibit 99.2

Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Without limiting the generality of the foregoing, all statements in this report concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuildings under construction in the dry bulk industry;

•	changes in the useful lives and the value of our vessels and the related impact on our compliance with covenants under our financing arrangements;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•	our dependence on Seanergy Maritime Holdings Corp., its subsidiaries and our third-party managers to partly operate our business;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for our vessels;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	acts of terrorism, war, piracy and other hostilities;

•	public health threats, pandemics, epidemics, other disease outbreaks or calamities and governmental responses thereto;

•
changes in global and regional economic and political conditions, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises;

•	changes in tariffs, trade barriers, embargos and regulatory requirements;

•
general domestic and international political conditions or events, including “trade wars”, acts of hostility or potential, threatened, or ongoing war including between Russia and Ukraine (and related sanctions), Israel and Hamas, and China and Taiwan, the conflict between Israel and Hezbollah, the Houthi crisis in the Red Sea, the tensions between Israel and Iran, tensions between the U.S. and China, the U.S. and Panama and the U.S. and the European Union and North Atlantic Treaty Organization (“NATO”) members;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the marine transportation industry;

•	our ability to continue to implement and maintain adequate Environmental, Social and Governance (“ESG”) practices, policies, programs, goals and targets;

•	our ability to continue as going concern; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, including our most recent Annual Report on Form 20-F.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements of United Maritime Corporation and related notes included herein. Unless the context indicates otherwise, references to the “Company”, “we” or “our” refer to United Maritime Corporation and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statement contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by law.

Operating Results of United Maritime Corporation

Factors Affecting our Results of Operations Overview

We are an international shipping company specializing in the worldwide seaborne transportation services. As of the day of this report, the company operates a fleet of seven dry bulk vessels, comprising two Capesize, two Kamsarmax and three Panamax vessels with a cargo-carrying capacity of approximately 750,758 dwt and an age of 14.5 years. Upon the completion of the sale of the Tradership (expected in August 2025), our operating fleet will consist of six dry bulk vessels with an aggregate cargo-carrying capacity of approximately 573,833 dwt.

Important Measures for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on a bareboat basis the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company’s vessels upon delivery.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	time charter trip rates;

•	period time charter rates;

•	the nature and duration of our voyage charters;

•	vessels repositioning;

•	vessel operating expenses and direct voyage costs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels and other vessels we may acquire;

•	issuance of our common shares and other securities;

•	amount of debt obligations; and

•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters.

Results of Operations of United Maritime Corporation

(In thousands of U.S. Dollars, except for share and per share data)	Six-month period ended June 30,		Change
	2025	2024	Amount	%
Revenues:
Vessel revenue, net	20,227	23,041	(2,814)	(12)%

Expenses:
Voyage expenses	(2,576)	(978)	(1,598)	163%
Vessel operating expenses	(9,036)	(9,918)	882	(9)%
Management fees	(231)	(281)	50	(18)%
Management fees-related party	(944)	(884)	(60)	7%
General and administration expenses	(1,432)	(1,505)	73	(5)%
Depreciation and amortization	(6,440)	(6,219)	(221)	4%
Loss on sale of vessel, net	(155)	-	(155)	-
Operating (loss) / income	(587)	3,256	(3,843)	(118)%
Other expenses:
Interest and finance costs	(3,692)	(4,134)	442	(11)%
Interest and finance costs-related party	(48)	-	(48)	-
Interest and other income	40	164	(124)	(76)%
Loss on equity method investment	(44)	-	(44)	-
Loss on extinguishment of debt	(233)	(22)	(211)	959%
Gain on acquisition of RGI	1,268	-	1,268	-
Foreign currency exchange (loss) / gain, net	(211)	68	(279)	(410)%
Total other expenses, net:	(2,920)	(3,924)	1,004	(26)%
Net loss	(3,507)	(668)	(2,839)	425%
Net loss attributable to common stockholders	(3,501)	(668)	(2,833)	424%

Loss per common share, basic and diluted	(0.40)	(0.08)

Weighted average number of common shares outstanding, basic	8,802,941	8,716,477
Weighted average number of common shares outstanding, diluted	8,802,941	8,808,705

Vessel Revenue, Net – Vessel revenue, net decreased by $2.8 million or 12% and is mainly attributable to the decreased charter rates. Our time charter equivalent rate for the first half of 2025 is 21% lower than the first half of 2024. Please see below the reconciliation of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Voyage Expenses – Voyage expenses amounted to $2.6 million for the six-month period ended June 30, 2025 and to $1.0 million for the respective period in 2024. The increase of $1.6 million is mainly attributed to the increased bunkers consumption as there were 122 spot days in the six-month period ended June 30, 2025 compared to NIL spot days for the respective period in 2024.

Vessel Operating Expenses – Vessel operating expenses for the six-month period ended June 30, 2025 amounted to $9.0 million and to $9.9 million for the respective period in 2024. The decrease is primarily attributable to the decrease in ownership days from 1,456 days during the first half of 2024 to 1,427 days during the first half of 2025 and the decrease in daily OPEX from $6,812 in the first half of 2024 to $6,332 for the same period in 2025.

Management Fees – Management fees amounted to $0.2 million for the six-month period ended June 30, 2025 and $0.3 million for the respective period in 2024. The slight decrease in 2025 is due to decreased ownership days from 1,456 days during the first half of 2024 to 1,427 days during the first half of 2025.

General and Administrative Expenses – General and administrative expenses amounted to $1.4 million for the six-month period ended June 30, 2025 and $1.5 million for the respective period in 2024.

Depreciation and Amortization – Depreciation and amortization amounted to $6.4 million for the six-month period ended June 30, 2025 and $6.2 million for the respective period in 2024. The increase is mainly attributable to the increased amortization expense due to dry-docks performed. During the six-month period ended June 30, 2024, three additional vessels performed their scheduled dry dockings resulting to an increased amortization during the first half of 2024 and for the subsequent periods. One vessel performed her scheduled dry docking during the six-month period ended June 30, 2025. The increase in amortization expenses was partially offset by the slight decreased depreciation expenses due to decreased ownership days from 1,456 days during the first half of 2024 to 1,427 days during the first half of 2025.

Interest and Finance Costs – Interest and finance cost amounted to $3.7 million for the six-month period ended June 30, 2025 and $4.1 million for the respective period in 2024. The decrease is mainly attributable to the decreased weighted average interest rate. The weighted average interest rate on our outstanding debt was approximately 7.44% and 8.94% for the six-month periods ended June 30, 2025 and 2024, respectively. This decrease was partially offset by the increase of the weighted average outstanding debt from $64.1 million as of June 30, 2024 to $77.2 million as of June 30, 2025 (see below “Description of Indebtedness” for discussion on outstanding debt). Interest on lease liabilities decreased during the first half of 2025 compared to the first half of 2024 as there was one vessel on bareboat charter agreement (Nisea) in 2025 whilst two vessels were on bareboat charter agreements (Chrisea and Synthesea) in 2024.

Interest and finance costs-related party – Interest and finance costs of related party amounted to $0.05 million for the first half of 2025 and relate to interest expense of Seanergy Loan Facility.

Interest and Other Income– Interest and other income amounted to $0.04 million for the first half of 2025 and $0.2 million for the respective period in 2024.

Loss on extinguishment of debt – The loss of $0.2 million in 2025 is attributable to the early prepayment of the Huarong Sale and Leaseback associated with the Gloriuship sale in June 2025. The loss of $0.02 million in 2024 is attributable to the refinance of the August 2022 EnTrust Facility with the Village Seven Sale and Leaseback  in respect to the Exelixsea.

Gain on acquisition of RGI – Gain on acquisition amounted to $1.3 million for the first half of 2025 and relates to the initial consolidation of the newly acquired variable interest entity (“VIE”) RGI Marine Holdings AS (“RGI”).

Foreign currency exchange (loss) / gain, net – The loss of $0.2 million in 2025 is related to the fluctuation of the U.S. dollar/Euro exchange rate throughout the first half of 2025. Approximately half of our general and administrative expenses are in currencies other than the U.S. dollar, primarily the Euro.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Six-month period ended June 30,
Fleet Data:	2025	2024
Ownership days	1,427	1,456
Available days(1)	1,404	1,368
Operating days(2)	1,385	1,363
Fleet utilization	97.1%	93.6%

Average Daily Results:
TCE rate(3)	$12,744	$16,187
Daily Vessel Operating Expenses(4)	$6,332	$6,812

(1)
During the six-month period ended June 30, 2025, we incurred 23 off-hire days for scheduled dry-dockings. During the six-month period ended June 30, 2024, we incurred 20 off-hire days due to other unforeseen circumstances.

(2)
During the six-month period ended June 30, 2025, we incurred 20 off-hire days due to other unforeseen circumstances. During the six-month period ended June 30, 2024, we incurred 5 off-hire days due to other unforeseen circumstances.

(3)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and assists investors and our management in evaluating our financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Six-month period ended June 30,
(In thousands of US Dollars, except operating days and TCE rate)	2025	2024
Vessel revenue, net	$20,227	$23,041
Voyage expenses	$(2,576)	$(978)
Time charter equivalent revenues	$17,651	$22,063
Operating days	1,385	1,363
Daily time charter equivalent rate	$12,744	$16,187

(4)
We include Daily Vessel Operating Expenses, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

	Six-month period ended June 30,
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	2025	2024
Vessel operating expenses	$9,036	$9,918
Ownership days	1,427	1,456
Daily Vessel Operating Expenses	$6,332	$6,812

EBITDA and Adjusted EBITDA

	Six-month period ended June 30,
(In thousands of US Dollars)	2025	2024
Net loss	$(3,507)	$(668)
Interest and finance cost, net	3,700	3,971
Depreciation and amortization	6,440	6,219
EBITDA(1)	$6,633	$9,522
Stock based compensation	309	430
Loss on extinguishment of debt	233	22
Gain on acquisition of RGI	(1,268)	-
Loss on equity method investment	44	-
Adjusted EBITDA(1)	$5,951	$9,974

(1)
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income/(loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, gain on acquisition of RGI and loss on extinguishment of debt, if any, which is not indicative of the Company’s ongoing performance of its core operations. EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Liquidity and Capital Resources

Our principal sources of funds have been our operating cash inflows, long-term borrowings from banks, sale and leaseback transactions, bareboat charter agreements, vessels sales and equity provided by the capital markets. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, dividend payments and make principal repayments and interest payments on our outstanding debt obligations, finance leases and other financial liabilities.

Our funding and treasury activities are conducted in accordance with corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short- and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of June 30, 2025, we did not have any contractual obligations other than the loan agreements, finance leases, other financial liabilities, capital expenditures for vessels acquisitions described below and an amount of $16.6 million assuming exercise of the purchase option of Nisea and the remaining capital commitments of Euro 2.2 million related to the ECV project. During 2025, we distributed $0.8 million in aggregate as quarterly cash dividends to our common shareholders. On August 5, 2025, we declared a cash dividend of $0.03 per share for the second quarter of 2025, payable on or about October 10, 2025, to all shareholders of record as of August 18, 2025.

On May 22, 2025, the Company entered into an agreement with an unaffiliated third party for the sale of the Tradership for a gross sale price of $18.5 million. Delivery of the vessel to her new owners is expected to take place by August 2025. An amount of $7.3 million in respect with Huarong Sale and Leaseback will be paid to exercise the relevant purchase option before delivering the vessel to her new owners.

We will require capital to fund ongoing operations and capital expenditures for our vessels’ scheduled surveys, vessel improvements to meet new regulations, for any future vessel acquisitions and to pay dividends.

Our principal source of funds has been our operating cash inflows, long-term borrowings from banks, sale and leaseback transactions, vessels sales and equity provided by the capital markets. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, dividend payments and make principal repayments and interest payments on our outstanding debt obligations, finance leases and other financial liabilities. The Company’s cash flow projections indicate that projected cash on hand and cash provided by operating activities, financing activities and investing activities or a combination of any of those (i.e. debt agreements, vessels’ sales, sales and leaseback activities and finance leases), will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the unaudited interim condensed consolidated financial statements’ issuance, including obligations arising from purchase options in finance lease agreements.

Cash Flows

	Six month period ended June 30,
Cash Flow Data:	2025	2024
Net cash provided by operating activities	$400	$4,637
Net cash provided by / (used in) investing activities	$11,218	$(3,757)
Net cash used in financing activities	$(14,932)	$(7,645)

Cash and cash equivalents, restricted cash and restricted cash non-current as of June 30, 2025 were $3.4 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars, with minimal amounts held in Euros.

Operating Activities: Net cash provided by operating activities in the six-month period ended June 30, 2025 amounted to $0.4 million. Net cash provided by operating activities in the six-month period ended June 30, 2024 amounted to $4.6 million. The decrease is primarily attributed to decreased charter rates prevailed in the market for first half of 2025 compared to first half of 2024, partially offset by the decrease in vessel operating expenses in the same period.

Investing Activities: Net cash provided by investing activities in the six-month period ended June 30, 2025 amounted to $11.2 million. The 2025 cash inflow is related to $16.0 million proceeds from sale of the Gloriuship. The 2025 cash outflows relates mainly to the deployment of $4.1 million in capital to a subsidiary (RGI) and $0.6 million payments for vessels’ improvements. Net cash used in investing activities in the six-month period ended June 30, 2024 amounted to $3.8 million. The 2024 cash outflow is related to a $3.8 million finance lease prepayment for the Nisea.

Financing Activities: Net cash used in financing activities in the six-month period ended June 30, 2025 amounted to $14.9 million. The 2025 cash outflow resulted mainly from debt repayments of $13.4 million (including the full prepayment of Huarong Sale and Leaseback following the Gloriuship sale), lease liabilities payments of $1.0 million, dividend payments of $0.8 million. The 2025 cash outflow was partially offset by the $0.2 million related to payments for working capital purposes from related party. Net cash used in financing activities in the six-month period ended June 30, 2024 amounted to $7.6 million. The 2024 cash outflow resulted mainly from debt repayments of $17.4 million, lease liabilities payments of $1.9 million, dividend payments of $1.3 million and $0.7 million of financing fees payments. The 2024 cash outflow was partially offset by the $13.8 million proceeds from secured long-term debt and other financial liabilities.

Description of Indebtedness

Senior Facilities

Pre – Existing Loan Facilities

Sinopac Loan Facility

On August 5, 2024, the Company entered a $16.5 million loan facility (the “Sinopac Loan Facility”) with Sinopac Capital International (HK) Limited (“Sinopac”) for the purpose of financing the exercise of the purchase option of the Chrisea under its previous bareboat charter. The facility was drawn on August 19, 2024 and bears interest of term SOFR plus a margin of 2.60% per annum. The term of the facility is five years, and the repayment schedule comprises of 20 quarterly installments of $0.4 million, followed by a balloon installment of $8.5 million payable along with the final installment. An amount of $1.2 million was withheld as a security deposit by Sinopac upon the drawdown of the facility to secure the due liabilities by the Company of its obligations and undertakings as per Sinopac Loan Facility. In addition, the Company is required to maintain a security cover ratio not less than 110% for the first two years and 120% at all times thereafter until the maturity of the loan.

As of June 30, 2025, $15.3 million was outstanding under the facility.

Loan facilities repaid during the six-month period ended June 30, 2025

Seanergy Loan Facility

On April 25, 2025, United received a short-term unsecured loan facility from Seanergy totaling $2.0 million. The facility bore interest of 10.00% per annum and was fully repaid on June 17, 2025, shortly after the completion of a sale of the Gloriuship.

Other Financial Liabilities: Sale and Leaseback Transactions

Sale and leaseback transactions repaid during the six-month period ended June 30, 2025

Huarong Sale and Leaseback

On November 15, 2023, the Company entered into three identical $10.0 million sale and leaseback transactions with affiliates of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) for the purpose of refinancing the outstanding indebtedness of the Gloriuship which was previously financed by the July 2022 EnTrust Facility, and the outstanding indebtedness of the Goodship and Tradership which were previously financed by the August 2022 EnTrust Facility. On December 5, 2023, the Company sold and chartered back the vessels from three affiliates of Huarong on a bareboat charter basis for a three-year period. The Company has continuous options to repurchase the vessels throughout the duration of the charters, starting six months after the commencement date, while at the end of each three-year bareboat period, the Company has the obligation to repurchase each vessel for $5.0 million. The sale and leaseback agreements do not include any financial covenants or security value maintenance provisions. The charterhire principal of each sale and leaseback transaction amortizes through 36 monthly installments of approximately $0.1 million and a purchase obligation of $5.0 million at the expiration of each bareboat agreement. The applicable interest rate is 3-month term SOFR plus 3.30% per annum.

On June 10, 2025, following the sale of the Gloriuship, the Company prepaid the respective tranche of $7.5 million and all securities granted in favor of the Gloriuship were irrevocably and unconditionally discharged pursuant to the deed of termination and release dated the same day.

As of June 30, 2025, the aggregate charterhire principal was $15.0 million.

Pre-Existing Sale and Leaseback Activities

April 2023 Neptune Sale and Leaseback

On April 26, 2023, following the delivery of the Cretansea, we entered into a sale-and-leaseback agreement with a subsidiary of Maritime Leasing Ltd. (“Neptune”) for the purpose of partly financing the acquisition cost of the Cretansea. The Company sold and chartered back the vessel from Neptune on a bareboat basis for a five-year period. The applicable interest rate is 3-month Term SOFR plus 4.25% per annum. The Company has continuous options to repurchase the vessel throughout the duration of the charter, while at the end of the five-year bareboat period, the Company has the obligation to repurchase the vessel for $6.4 million. The Company is required to maintain a security cover ratio (as defined therein) of at least 120% for the first twelve months and at least 130% thereafter. In addition, the Company is required to maintain minimum liquidity of approximately $0.4 million in its operating account. The charterhire principal amortizes in sixty consecutive monthly installments of approximately $0.1 million along with a balloon payment of $6.4 million in April 2028.

As of June 30, 2025, the charterhire principal was $9.7 million.

Village Seven Sale and Leaseback

On February 22, 2024, we entered into a $13.8 million sale and leaseback agreement with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) in order to refinance the August 2022 EnTrust Facility. On March 27, 2024, the Company sold and chartered back the Exelixsea from Village Seven on a bareboat basis for a period of four years, followed by an additional two-year period at the Company’s option. The charterhire principal will amortize through forty-eight consecutive monthly installments of $0.2 million paid in advance, which could extend to seventy-two installments in case of exercise of the two-year optional period. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the optional period, the Company has the option to take ownership of the vessel at nominal additional cost. The applicable interest rate is 3-month Term SOFR plus 2.65% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

As of June 30, 2025, the charterhire principal was $10.7 million.

Onishi Sale and Leaseback

On July 24, 2024, the Company entered into a $18.0 million sale and leaseback agreement with Onishi Kaiun Co. and Ocean West Shipping S.A. for the purpose of financing the purchase option of the Synthesea under its previous bareboat charter. On August 1, 2024, the Company sold and chartered back the Synthesea on a bareboat basis for a period of five years, followed by an additional two-year period at the Company’s option. The charterhire principal amortizes through 60 consecutive monthly installments of $0.1 million paid in advance, which could extend to 84 installments in case of exercise of the two-year optional period, at the same terms. The financing bears an interest rate of 3-month term SOFR plus 2.70% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the optional period, the Company and the lessors have the option to repurchase and to sell the vessel, respectively, for $6.5 million. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

As of June 30, 2025, the charterhire principal was $16.4 million.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

United Maritime Corporation
Condensed Consolidated Balance Sheets
As of June 30, 2025 (unaudited) and December 31, 2024
(In thousands of US Dollars, except for share and per share data)

	Notes	June 30, 2025 (Unaudited)	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	4	3,048	6,412
Restricted cash	4	50	-
Accounts receivable trade	13	1,299	1,437
Inventories		1,253	650
Prepaid expenses		800	601
Other current assets	2	1,714	503
Vessel held for sale	5	16,079	14,880
Total current assets		24,243	24,483

Fixed assets:
Vessels, net	5	91,697	110,589
Right-of-use assets	6	26,844	27,560
Total fixed assets		118,541	138,149

Other non-current assets:
Restricted cash, non-current	4	350	350
Other non-current assets		1,155	1,155
Equity method investment	8	12,578	3,588
Due from related parties, non-current	2	333	-
Deferred charges and other investments, non-current		3,881	4,348
TOTAL ASSETS		161,081	172,073

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $527 and $723, respectively	5, 7	15,346	17,650
Due to related parties	3	8,220	7,271
Trade accounts and other payables		4,113	1,823
Accrued liabilities	2	3,682	2,682
Finance lease liabilities, current	6	17,974	2,032
Deferred revenue	13	346	1,395
Dividends payable	12	92	663
Total current liabilities		49,773	33,516

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $728 and $989, respectively	7	50,511	61,103
Finance lease liabilities, non- current		-	16,938
Other liabilities, non- current	2	524	428
Total liabilities		100,808	111,985

Commitments and contingencies	11	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 100,000,000 shares authorized; 40,000 Series B preferred shares issued and outstanding as at June 30, 2025 and December 31, 2024, respectively	12	-	-
Common stock, $0.0001 par value; 2,000,000,000 authorized shares as at June 30, 2025 and December 31, 2024; 9,204,267 and 8,844,267 shares issued and outstanding as at June 30, 2025 and December 31, 2024, respectively	12	1	1
Additional paid-in capital	12	39,484	39,176
Accumulated other comprehensive income / (loss)		6	(4)
Retained earnings		17,234	20,915
Total United Maritime Corporation stockholders’ equity		56,725	60,088
Non-controlling interest	9	3,548	-
Total stockholders’ equity		60,273	60,088
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		161,081	172,073

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

United Maritime Corporation
Unaudited Interim Condensed Consolidated Statement of Operations
For the six-month periods ended June 30, 2025 and 2024
(In thousands of US Dollars, except for share and per share data)

	Notes	2025	2024

Vessel revenue, net	13	20,227	23,041
Expenses:
Voyage expenses	13	(2,576)	(978)
Vessel operating expenses		(9,036)	(9,918)
Management fees		(231)	(281)
Management fees- related party	3	(944)	(884)
General and administration expenses	16	(1,432)	(1,505)
Depreciation and amortization	5, 6	(4,382)	(4,705)
Amortization of deferred dry-docking costs		(2,058)	(1,514)
Loss on sale of vessel, net	5	(155)	-
Operating (loss) / income		(587)	3,256
Other income / (expenses), net:
Interest and finance costs	14	(3,692)	(4,134)
Interest and finance costs-related party	3	(48)	-
Interest and other income		40	164
Loss on equity method investment	8	(44)	-
Loss on extinguishment of debt		(233)	(22)
Gain on acquisition of RGI	9	1,268	-
Foreign currency exchange (loss) / gain, net		(211)	68
Total other expenses, net		(2,920)	(3,924)
Net loss		(3,507)	(668)
Less: Net loss attributable to non-controlling interest	9	(6)	-
Net loss attributable to United Maritime Corporation		(3,501)	(668)
Net loss attributable to common stockholders of United Maritime Corporation		(3,501)	(668)
Loss per common share, basic and diluted	15	(0.40)	(0.08)

Weighted average number of common shares outstanding, basic	15	8,802,941	8,716,477
Weighted average number of common shares outstanding, diluted	15	8,802,941	8,808,705

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

United Maritime Corporation
Unaudited Interim Condensed Consolidated Statement of Other Comprehensive Loss
For the six-months periods ended June 30, 2025 and 2024
(In thousands of US Dollars, except for share and per share data)

	2025	2024

Net loss	(3,507)	(668)
Other comprehensive loss:
Foreign currency translation differences	12	-
Release of cumulative translation adjustment of equity method investment	(4)	-
Other comprehensive income	8	-
Total comprehensive loss	(3,499)	(668)
Less: Comprehensive loss attributable to non-controlling interest	(4)	-
Comprehensive loss attributable to United Maritime Corporation	(3,495)	(668)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

United Maritime Corporation
Unaudited Interim Condensed Consolidated Statement of Stockholders’ Equity
For the six-month periods ended June 30, 2025 and 2024
 (In thousands of US Dollars, except for share data)

	Preferred stock Series B		Common stock		Additional		Total
	# of Shares	Par Value	# of Shares	Par Value	paid-in capital	Retained earnings	stockholders’ equity
Balance, December 31, 2023	40,000	-	8,694,630	1	38,916	26,952	65,869
Issuance of common stock (including exercise of warrants) (Note 12)	-	-	-	-	(50)	-	(50)
Repurchase of common stock (Note 12)	-	-	(17,174)	-	(43)	-	(43)
Dividends on common stock and participating non vested restricted stock awards (Note 12)	-	-	-	-	-	(1,327)	(1,327)
Stock based compensation (Note 16)	-	-	335,000	-	430	-	430
Net loss	-	-	-	-	-	(668)	(668)
Balance, June 30, 2024	40,000	-	9,012,456	1	39,253	24,957	64,211

	Preferred stock Series B		Common stock		Additional	Accumulated other		United	Non-controlling interest	Total
	# of Shares	Par Value	# of Shares	Par Value	paid-in capital	comprehensive loss	Retained earnings	Maritime Corporation		stockholders’ equity
Balance, December 31, 2024	40,000	-	8,844,267	1	39,176	(4)	20,915	60,088	-	60,088
Dividends on common stock and participating non vested restricted stock awards (Note 12)	-	-	-	-	-	-	(180)	(180)	-	(180)
Stock based compensation (Note 16)	-	-	360,000	-	308	-	-	308	-	308
Foreign currency translation differences	-	-	-	-	-	10	-	10	2	12
Acquisition of RGI (Note 9)	-	-	-	-	-	-	-	-	3,552	3,552
Net loss	-	-	-	-	-	-	(3,501)	(3,501)	(6)	(3,507)
Balance, June 30, 2025	40,000	-	9,204,267	1	39,484	6	17,234	56,725	3,548	60,273

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

United Maritime Corporation
Unaudited Interim Condensed Consolidated Statement of Cash Flows
For the six-month periods ended June 30, 2025 and 2024
(In thousands of US Dollars)

	2025	2024
Net cash provided by operating activities	400	4,637
Cash flows from investing activities:
Vessels’ improvements	(631)	(7)
Acquisition of a subsidiary, net of cash acquired	(4,151)	-
Proceeds from sale of vessel	16,000	-
Lease prepayments and other initial direct costs	-	(3,750)
Net cash provided by / (used in) investing activities	11,218	(3,757)
Cash flows from financing activities:
Payments for repurchase of common stock	-	(43)
Due to related parties	188	-
Proceeds from related party loan	2,000	-
Proceeds from long-term debt and other financial liabilities	-	13,800
Payments of related party loan	(2,000)	-
Payments of financing and stock issuance costs	(20)	(745)
Payments of finance lease liabilities	(996)	(1,917)
Dividends paid	(751)	(1,303)
Repayments of long-term debt and other financial liabilities	(13,353)	(17,437)
Net cash used in financing activities	(14,932)	(7,645)
Net decrease in cash and cash equivalents and restricted cash	(3,314)	(6,765)
Cash and cash equivalents and restricted cash at beginning of period	6,762	14,501
Cash and cash equivalents and restricted cash at end of period	3,448	7,736

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid	3,565	3,956

Noncash financing activities:
Dividends on common stock and participating non vested restricted stock awards declared but not paid	(92)	(676)
Financing and stock issuance stocks	-	(45)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.	Basis of Presentation and General Information:

United Maritime Corporation (the “Company” or “United”) was incorporated by Seanergy Maritime Holdings Corp. (“Seanergy” or “Parent”) on January 20, 2022 under the laws of the Republic of the Marshall Islands, having an initial share capital of 500 registered shares, of no par value, issued to the Parent. The Company completed the spin-off from Seanergy which became effective July 5, 2022 . United’s common shares are listed on the Nasdaq Capital Market and began trading on July 6, 2022 under the symbol “USEA”. The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of vessels.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of United Maritime Corporation and its subsidiaries (collectively, the “Company” or “United”).

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2024 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 10, 2025 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2025 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, they do not include any adjustments that might result in the event that the Company is unable to continue as a going concern.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
a.	Subsidiaries in Consolidation:

United’s subsidiaries included in these unaudited interim condensed consolidated financial statements as of June 30, 2025:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
United Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)	Marshall Islands	Gloriuship	July 6, 2022	June 10, 2025
Epanastasea Maritime Co. (1)	Marshall Islands	Epanastasea	September 2, 2022	August 10, 2023
Parosea Shipping Co. (4)	Marshall Islands	Parosea	August 10, 2022	November 8, 2022
Bluesea Shipping Co. (4)	Marshall Islands	Bluesea	August 12, 2022	December 1, 2022
Minoansea Maritime Co. (1)	Marshall Islands	Minoansea	August 30, 2022	December 22, 2022
Good Maritime Co. (1)(3)	Liberia	Goodship	February 10, 2023	December 5, 2023
Traders Maritime Co. (1)(3)	Marshall Islands	Tradership	February 28, 2023	December 5, 2023
Chrisea Maritime Co. (1)	Marshall Islands	Chrisea	February 21, 2023	N/A
Oasea Maritime Co. (1)(3)	Marshall Islands	Oasea	March 27, 2023	July 19, 2024
Cretansea Maritime Co. (1)(3)	Marshall Islands	Cretansea	April 26, 2023	April 26, 2023
Synthesea Maritime Co. (1)(3)	Liberia	Synthesea	August 1, 2023	August 1, 2024
Exelixsea Maritime Co. (1)(3)	Marshall Islands	Exelixsea	August 29, 2023	March 27, 2024
Nisea Maritime Co. (1)(3)	Liberia	Nisea	September 10, 2024	N/A
RGI Marine Holdings AS (5)	Norway	N/A	N/A	N/A

(1)	Subsidiaries wholly owned
(2)	Management company
(3)	Bareboat charterers
(4)	Dissolved companies within 2024
(5)	Majority owned subsidiary (Note 9)

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.	Significant Accounting Policies:

United has determined that it operates under one reportable segment, that of operating bulker vessels, and the assets of such segment are presented under the caption “Total assets” in the accompanying unaudited interim condensed consolidated balance sheets. The accounting policies applied to the reportable segment are the same as those used in the preparation of the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 10, 2025.

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 10, 2025. There have been no material changes to these policies in the six-month period ended June 30, 2025, except as discussed below:

(a)     European Union’s Emissions Trading System

Emissions Trading System

The European Union’s Emissions Trading System (“EU ETS”) was extended to cover the maritime transportation industry commencing January 1, 2024, with application to all large ships of at least 5,000 gross tonnage. Vessels are in the scope of the scheme for those voyages which begin, end or pass through European Union (“EU”) waters. The Company has an obligation to surrender EU ETS emissions allowances (“EUAs”) to the EU for each ton of reported greenhouse gas emissions in the scope of the EU ETS. Where vessels are operated under time charters, such EUAs due to the EU are provided to the Company by the charterers pursuant to the terms of the time charter agreement.

Liabilities in relation to EUAs obligations under the EU ETS, but not yet surrendered, are categorized as “Accrued liabilities” if settlement to the EU is due within 12 months of the reporting date, and within “Other non-current liabilities” if settlement is due after 12 months of the reporting date. The liability is based on the total number of EUAs required to be submitted based on level of emissions occurring on or prior to the period end. For partially completed voyages, the value of the liability is initially estimated using the cost of EUAs that may be required to be submitted at the reporting date and updated following completion of the voyage. An equal and opposite asset is recognized in relation to EUAs due from charterers, within “Other current assets”. When the charterer has provided the Company with EUAs, the respective EUAs are held by Seanergy Shipmanagement and it is presented within “Due from related parties” if settlement to the EU is due within 12 months of the reporting date, and within “Due from related parties, non-current” if settlement is due after 12 months of the reporting date.

As of June 30, 2025, the Company recorded $53 in “Other current assets”, $333 in “Due from related parties, non-current”, $10 in “Accrued liabilities” and $524 in “Other liabilities, non-current” in the accompanying condensed consolidated balance sheets.

(b)     Consolidation of a VIE

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A variable interest entity (“VIE”) is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. If the VIE is not a business, the primary beneficiary initially shall measure and recognize the assets (except for goodwill) and liabilities of the VIE in accordance with Sections 805-20-25 and 805-20-30. Any gain or loss on consolidation is recognized in accordance with ASC 810-10-30-3 and ASC 810-10-30-4 based on the difference of the sum of consideration paid, fair value of non-controlling interest and reported amount of the previous held investment, if any, with the fair value of the identifiable assets and liabilities.

(c)     Non-controlling interests

For the Company’s subsidiaries and consolidated VIEs which are not wholly owned, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. The Company classifies non-controlling interest within equity. Non-controlling interest is initially recorded at its fair value as of the date of acquisition of the subsidiary. Subsequent to the closing date of the transaction, the recorded value for non-controlling interest is adjusted at the end of each reporting period for (a) comprehensive income (loss) that is attributed to the non-controlling interest, which is calculated by multiplying the non-controlling interest percentage by the comprehensive income (loss) of the equity of each subsidiary during the reporting period, (b) any dividends paid to the non-controlling interest holders during the reporting period, and (c) any other transactions that increase or decrease the Company’s ownership interest of the subsidiary, as a result of which the Company retains its controlling interest.

Recent Accounting Pronouncements – Not Yet Adopted

Τhere are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2025.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
3.	Transactions with Related Parties:

Details of the Company’s transactions with related parties are discussed in Note 3 of the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 10, 2025, and are supplemented by the below new activities within the period.

Related parties transaction incurred during the six-month period ended June 30, 2025

Management Agreements:

Master Management Agreement

For the six-month periods ended June 30, 2025 and 2024, management fees charged from Seanergy amounted to $465 and $474, respectively, and are presented under “Management fees-related party” in the accompanying unaudited interim condensed consolidated statement of operations. As of June 30, 2025 and December 31, 2024, the balance due to Seanergy amounted to $5,922 and $5,597, respectively, and is included in “Due to related parties” in the accompanying condensed consolidated balance sheets. During the six-month period ended June 30, 2025, an amount of $188 ($NIL for six-month period ended June 30, 2024) related to payments for working capital purposes from Seanergy funds and is presented under “Cash flows from financing activities” in the unaudited interim condensed consolidated statements of cash flows.

Technical Management Agreements

In relation to the technical management, Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”) is responsible for arranging the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling. On January 28, 2025, the vessel owning company of the Synthesea entered into a new management agreement with Seanergy Shipmanagement for a fixed management fee of $14.

For the six-month periods ended June 30, 2025 and 2024, management fees charged from Seanergy Shipmanagement amounted to $479 and $410, respectively, and are presented under “Management fees-related party” in the accompanying unaudited interim condensed statements of operations. As of June 30, 2025 and December 31, 2024, the balance due to Seanergy Shipmanagement amounted to $1,169 and $1,004, respectively, and is included in “Due to related parties” in the accompanying condensed consolidated balance sheets.

Commercial Management Agreements

For the six-month periods ended June 30, 2025 and 2024, fees charged under the commercial management agreements amounted to $158 and $176 and are included in “Vessels revenue, net” in the accompanying unaudited interim condensed statement of operations.

For the six-month period ended June 30, 2025, an amount of $160 ($NIL for the six-month period ended June 30, 2024) charged in relation to sale services and is included in the calculations of “Loss on sale of vessel, net” (Note 5) in the accompanying unaudited interim condensed statement of operations.

As of June 30, 2025 and December 31, 2024, balance to Seanergy Management amounted to $1,129 and $670 and is included in “Due to related parties” in the accompanying condensed consolidated balance sheets.

On April 7, 2025, the Compensation Committee of the Company granted 75,000 shares to certain of the Company’s service providers (Note 16).

Short-term loan facility:

On April 25, 2025, United received a short-term loan facility from Seanergy totaling $2,000 for working capital. The facility bore interest of 10.00% per annum and was fully repaid on June 17, 2025, shortly after the completion of sale of the Gloriuship. The resulting interest and finance costs from this facility was $48 and are presented in “Interest and finance costs-related party” in the accompanying unaudited interim condensed statement of operations.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
4.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited interim condensed consolidated statement of cash flows:

	June 30, 2025	December 31, 2024
Cash and cash equivalents	3,048	6,412
Restricted cash	50	-
Restricted cash, non-current	350	350
Cash and Cash equivalents and restricted cash	3,448	6,762

Restricted cash as of June 30, 2025 includes $50 of restricted deposits pledged as collateral for credit cards balances with one of the Company’s financial institutions. Restricted cash, non-current as of June 30, 2025 and December 31, 2024 includes $350 of minimum liquidity requirements as per the April 2023 Neptune Sale and Leaseback (Note 7), for the Cretansea.

5.	Vessels, Net:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	June 30, 2025	December 31, 2024
Cost:
Beginning balance:	120,543	112,375
- Additions	582	46,421
- Transfer to “Vessel held for sale”	(18,750)	(18,500)
- Disposals	-	(19,753)
Ending balance:	102,375	120,543

Accumulated depreciation:
Beginning balance:	(9,954)	(7,556)
- Depreciation for the period	(3,666)	(7,982)
- Transfer to “Vessel held for sale”	2,942	4,098
- Disposals	-	1,486
Ending balance:	(10,678)	(9,954)

Net book value	91,697	110,589

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Vessel Held for Sale

On May 22, 2025, the Company entered into an agreement with an unaffiliated third party for the sale of the Tradership for a gross sale price of $18,500. Delivery of the vessel to her new owners is expected to take place by August 2025 (Note 17). As of June 30, 2025, the vessel was classified in current assets as “Vessel held for sale” in the unaudited interim condensed consolidated balance sheets, according to the provisions of ASC 360, as all the criteria for this classification were met. Accordingly, the outstanding amount of $7,500 under the Huarong Sale and Leaseback for Tradership was classified in current liabilities in the unaudited interim condensed consolidated balance sheets (Note 7). The specific vessel was not impaired as of June 30, 2025, since its carrying amount as at the balance sheet date was lower than its fair value less cost to sell. The fair value of the vessel was determined based on the agreed sale price (Note 10). As of June 30, 2025, the carrying amount of the vessel includes the unamortized balance of vessel cost of $15,808 and the unamortized balance of drydocking cost of $271 and is included in “Vessel held for sale” in the accompanying unaudited interim condensed consolidated balance sheets.

Loss on sale of vessel, net

On December 20, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the Gloriuship for a net sale price of $14,880 which included both commissions charged from third parties and related parties. As of December 31, 2024, $14,880 was classified in current assets as “Vessel held for sale” in the accompanying consolidated balance sheets, according to the provisions of ASC 360, as all the criteria for this classification were met. The vessel was delivered to her new owners on June 10, 2025. As of June 30, 2025, an amount of $16,000 was recorded as “Proceeds from sale of vessel” in the accompanying unaudited interim condensed consolidated statement of cash flow based on the agreed gross price. A loss on sale of vessel, net of sale expenses, amounting to $155 was recognized and is presented as “Loss on sale of vessel, net” in the accompanying unaudited interim condensed consolidated statement of operations.

During the six-month period ended June 30, 2025, an amount of $582 of expenditures were capitalized that concern improvements on vessels performance and meeting environmental standards. The cost of these additions was accounted as major improvement and were capitalized over the vessels’ cost and will be depreciated over the remaining useful life of each vessel. Amounts paid for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the unaudited interim condensed consolidated statement of cash flows.

6.	Right-of-use assets and Finance Lease Liabilities:

Details of the Company’s right-of-use assets and finance lease liabilities are discussed in Note 6 of the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 10, 2025, and are supplemented by the below new activities within the period.

During the six-month periods ended June 30, 2025 and 2024, the amortization of the right-of-use assets amounted to $716 and $997 and is presented in the Company’s unaudited interim condensed consolidated statement of operations under “Depreciation and amortization”. Interest expense on the finance lease liabilities for the same period for 2025 and 2024 amounted to $453 and $867 (Note 14). As of June 30, 2025 and December 31,2024, the right-of-use amounted to $26,844 and $27,560 and is presented under “Right-of-use assets” in the accompanying condensed consolidated balance sheets.

The weighted average remaining lease term for the bareboat charters was 0.69 years as of June 30, 2025.

The weighted average incremental borrowing rate for the bareboat charters was 5.08% as of June 30, 2025.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The annual lease payments under the bareboat charter agreement are as follows:

Twelve-month periods ending June 30,	Amount
2026	18,564
Total undiscounted lease payments	18,564
Less: Discount based on incremental borrowing rate	(590)
Present value of finance lease liabilities	17,974

Finance lease liabilities, current	17,974
Finance lease liabilities, non-current	-
Present value of finance lease liabilities	17,974

7.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	June 30, 2025	December 31, 2024
Long-term debt and other financial liabilities	67,112	80,465
Less: Deferred financing costs	(1,255)	(1,712)
Total	65,857	78,753
Less – current portion	(15,346)	(17,650)
Long-term portion	50,511	61,103

Details of the Company’s secured credit and other financial liabilities are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 10, 2025, and are supplemented by the below new activities within the period.

Other Financial Liabilities – Sale and Leaseback Transactions

Huarong Sale and Leaseback - Tradership

On May 29, 2025 the Company exercised its option to purchase the Tradership (Note 5).

Sale and Leaseback Transactions repaid during the six-month period ended June 30, 2025

Huarong Sale and Leaseback - Gloriuship

On June 10, 2025, following the sale of the Gloriuship, the Company prepaid the respective tranche of $7,500 and all securities granted in favor of the Gloriuship were irrevocably and unconditionally discharged pursuant to the deed of termination and release dated the same day. On that date, as a result of the prepayment, an amount of $233 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the unaudited interim condensed consolidated statements of operations.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
As of June 30, 2025, the Company was in compliance with all covenants relating to its financial liabilities as at that date.

As of June 30, 2025, one of the Company’s owned vessels, having a net carrying value of $19,890, was subject to first and second priority mortgages as collateral to its long-term debt facility. As of June 30, 2025, five of the Company’s vessels (including the vessel held for sale), having a net carrying value of $87,886, were financed through sale and leaseback agreements. As customary in leaseback agreements, the title of ownership is held by the registered owners.

The annual principal payments required to be made after June 30, 2025 for all long-term debt and other financial liabilities, are as follows:

Twelve-month periods ending June 30,	Amount
2026	15,873
2027	12,540
2028	12,911
2029	5,536
Thereafter	20,252
Total	67,112

8.	Equity Method Investments:

Details of the Company’s equity method investments are discussed in Note 8 of the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 10, 2025, and are supplemented by the below new activities within the period.

On May 5, 2025, United increased its stake in RGI Marine Holdings AS (“RGI”) and became the primary beneficiary of the VIE. (Note 9).

United recognized the investment of RGI in Wind Energy Construction SA (“WEC”) at the date of acquisition of RGI at its fair value (Note 9). The Company accounts for the investment in WEC under the equity method, and is presented under “Equity method investment” in the accompanying consolidated balance sheet.

9.	Acquisition of RGI:

On May 5, 2025, United determined that it became the primary beneficiary of RGI and the non-controlling interest was determined to be 28.2%. As a result of this increase, and according with ASC 810, United became the primary beneficiary of RGI and consolidated its financial position and results of operations. The transaction was accounted for in accordance with ASC 810-10-30-3 and ASC 810-10-30-4 since the Company concluded that it became the primary beneficiary of a VIE that is not business. The Company recognized the identifiable assets and liabilities and the non-controlling interest at fair values in accordance with ASC 805-20-25 and ASC 805-20-30. The fair value of the identifiable assets and liabilities of RGI and the non-controlling interest were determined through Level 3 inputs of the fair value hierarchy.

The gain recognized in the accompanying unaudited interim condensed consolidated statement of operation was the difference between (a) the sum of consideration paid of $4,219, fair value of non-controlling interest $3,552 and the reported amount of the previous held investment of $3,552, and (b) the fair value of the identifiable assets and liabilities of $12,595. The Company also derecognized the translation reserve adjustments of $4 related to previously held equity method investment presented in the unaudited interim statement of other comprehensive loss. As a result of this transaction, the Company recognized as gain on acquisition of RGI an amount of $1,268 in the accompanying unaudited interim condensed consolidated statement of operations.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
RGI has a 45% stake in WEC, a private liability company duly incorporated under the laws of Norway which has a newbuilding contract for the construction of an Energy Construction Vessel (“ECV”), with expected delivery date in May 2027. Under the terms of the RGI shareholders’ agreement, United and the other RGI investors have committed to an additional aggregate amount of Euro 5.4 million (or $6,318 based on the Euro/U.S. dollar exchange rate of €1.00: $1.17 as of June 30, 2025) due in two installments in the 17 months after the date of issuance of these financial statements to fund RGI’s participation under the newbuilding contract in the construction of the ECV. United’s share of this commitment is Euro 2.2 million. These capital commitments are contractually binding and noncancelable. United expects to satisfy its obligation using available cash on hand and future operating cash flows.

The non-controlling interest holders have committed to fund the remaining of approximately Euro 3.3 million (or $3,861 based on the Euro/U.S. dollar exchange rate of €1.00: $1.17 as of June 30, 2025). While their commitments are also contractually binding, the Company cannot ensure that these contributions will be made on a timely basis, if at all. Failure by any party to fulfill their capital commitment could result in changes to ownership interests, dilution, or default provisions under the shareholders’ agreement. As of June 30, 2025, United has not recorded a liability related to the unfunded commitment, as it does not meet the criteria for recognition under ASC 405 or ASC 450.

10.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)	Fair Value of Financial Instruments

The fair values of the financial instruments shown in the condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets, prepaid expenses, trade accounts and other payables and accrued liabilities: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair value as the long-term debt and other financial liabilities bear interest at floating interest rate.

c.
The aggregate fair value of Tradership (classified as “Vessel held for sale” in the accompanying unaudited interim condensed consolidated balance sheet as of June 30, 2025) on the sale agreement was determined to be its carrying amount of $16,079 which was lower than its fair value based on the agreed sale price, net of commission of $17,575 (Level 2).

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
11.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. As of June 30, 2025, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters duration is approximately 3 to 21 months, except for the voyage trip of the Tradership. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize and Panamax forward freight agreement rates.

As at June 30, 2025, the Company operates most of its vessels under time charter agreements, considered as operating leases accounted for as per ASC 842 requirements.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at June 30, 2025. For index-linked time charter contracts the calculation was made using the charter rates that prevail at the balance sheet date for index-linked time charters and the fixed rates for fixed periods time charters (these amounts do not include any assumed off-hire).

Twelve-month period ending June 30,	Amount
2026	10,335
2027	3,210
Total	13,545

As of June 30, 2025, the Company has two remaining capital calls with an aggregate amount of Euro 2.2 million (or $2,540 based on the Euro/U.S. dollar exchange rate of €1.00: $1.17 as of June 30, 2025) for the involvement in RGI and its investment in the construction of ECV.

12.	Capital Structure:

Details of the Company’s common stock and warrants are discussed in Note 11 of the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 10, 2025 and are supplemented by the below new activities into the six-month period ended June 30, 2025.

i)	Dividends

On May 20, 2025, the Company declared a dividend of $0.01 per common share for the first quarter of 2025 to all shareholders of record as of June 30, 2025 (Note 17). The dividend amounted to $92 was paid on July 10, 2025 and is included in “Dividends payable” in the accompanying condensed consolidated balance sheets

On March 17, 2025, the Company declared a dividend of $0.01 per common share for the fourth quarter of 2024 to all shareholders of record as of March 27, 2025. The dividend amounted to $88 and was paid on April 10, 2025.

On January 10, 2025, the Company paid a regular quarterly cash dividend of $663 for the third quarter of 2024 to all shareholders of record as of December 27, 2024.

Total dividends declared in the six-months period ended June 30, 2025 amounted to $180.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
ii)	Warrants

During the six-month period ended June 30, 2025, no shares were issued from Class A warrants’ exercises. As of June 30, 2025, 6,962,770 Class A warrants remained outstanding. The exercise price of the Class A warrants is $2.25 per common share. All warrants are classified in equity, according to the Company’s accounting policy. The warrants contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in the warrant’s agreement.

As of June 30, 2025, the number of common shares that can potentially be issued under the outstanding Class A warrants were 6,962,770.

13.	Vessel Revenue, net and Voyage Expenses:

The following table presents the Company’s income statement figures derived from time charters for the six-month periods ended June 30, 2025 and 2024:

	June 30, 2025	June 30, 2024
Vessel revenues from spot charters, net of commissions	3,620	-
Vessel revenues from time charters, net of commissions	16,607	23,041
Total	20,227	23,041

The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024
Accounts receivable trade from time charters	852	1,437
Accounts receivable trade from spot charters	447	-
Total	1,299	1,437

Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. Deferred revenue as of June 30, 2025 and December 31, 2024 was $341 and $664 and relates entirely to ASC 842. As of June 30, 2025 and December 31, 2024, an amount of $5 and $731 related to ballast bonus payments made by charterers for the ballast trip which are deferred and recognized on a straight line over the charter period.

Charterers individually accounting for more than 10% of revenues for the six-month periods ended June 30, 2025 and 2024 were:

Customer	2025	2024
A	37%	17%
B	26%	35%
C	14%	14%
D	14%	-
E	-	12%
Total	91%	78%

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Voyage Expenses

The following table presents the Company’s statement of operations’ figures derived from time charters and for unfixed periods for the period from for the six-month periods ended June 30, 2025 and 2024:

	June 30, 2025	June 30, 2024
Voyage expenses from time charters	836	705
Voyage expenses from spot charters	1,371	-
Voyage expenses for unfixed periods	369	273
Total	2,576	978

14.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	June 30, 2025	June 30, 2024
Interest on long-term debt and other financial liabilities	2,859	2,897
Interest on finance lease liability	453	867
Amortization of debt finance costs and debt discounts	337	362
Other	43	8
Total	3,692	4,134

15.	Loss per Share:

The calculation of net loss per common share is summarized below:

	June 30, 2025	June 30, 2024
Net loss	$(3,507)	$(668)
Less: Net loss attributable to non-controlling interest	(6)	-
Net loss attributable to United Maritime Corporation	(3,501)	(668)
Net loss attributable to common shareholders, basic & diluted	$(3,501)	$(668)

Weighted average number of common shares outstanding, basic	8,802,941	8,716,477
Weighted average number of common shares outstanding, diluted	8,802,941	8,808,705

Net loss per share attributable to common shareholders, basic & diluted	$(0.40)	$(0.08)

The Company calculates basic loss per share in conformity with the two-class method required for companies with participating securities. The calculation of basic loss per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For the six-month period ended June 30, 2025, unexercised warrants were also excluded from the computation of diluted shares as their effect would be anti-dilutive due to the loss in the period.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
16.	Equity Incentive Plan:

Details of the Company’s Equity Incentive Plan are discussed in Note 15 of the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 10, 2025 and are supplemented by the below new activities into the six-month period ended June 30, 2025.

On April 7, 2025, the Compensation Committee of our board of directors approved a further amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares, and granted awards under the plan of an aggregate of 275,000 restricted common shares to the members of the Company’s board of directors and 85,000 common shares to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $1.20. 79,500 shares vested on April 7, 2025, 113,000 shares will vest on October 7, 2025 and 167,500 shares will vest on April 7, 2026.

The related expense for shares granted to the Company’s Board of Directors and certain of its service providers for the six-month period ended June 30, 2025 and 2024, amounted to $300 and $417, respectively, and is included under “General and administration expenses” in the Company’s unaudited interim condensed consolidated statements of operations. The related expense for shares granted to non-employees for the six-months periods ended June 30, 2025 and 2024, amounted to $9 and $13 and is included under “Voyage expenses”.

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors and certain of its service providers (Note 3) as of June 30, 2025 and December 31, 2024 amounted to $227 and $104, respectively. On June 30, 2025, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s Board of Directors and certain of its service providers not yet recognized is expected to be recognized is 0.77 years.

17.	Subsequent Events

On June 30, 2025, Continental Stock Transfer & Trust Company became the transfer agent and registrar for the Company’s common shares, the rights agent for the Company’s Shareholders’ Rights Agreement and the warrant agent for the Company’s Class A Warrants.

On July 10, 2025, the Company paid a regular quarterly dividend of $92 to all shareholders of record as of June 30, 2025 (Note 12).

On August 5, 2025, the Company declared a regular quarterly dividend of $0.03 per common share for the second quarter of 2025 payable on or about October 10, 2025 to all shareholders of record as of August 18, 2025.